Exhibit 12(b)

IDACORP, Inc.
Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

Twelve Months Ended

	Nine		December 31,
	Months Ended

(Thousands of Dollars)

	September 30,
	2007	2006	2005	2004	2003	2002

Earnings, as defined:
Income from continuing operations
before income taxes	$84,868	$115,452	$103,327	$60,830	31,063	22,036
Adjust for distributed income of equity
investees	3,257	(9,347)	(10,370)	1,990	(2,136)	(2,544)
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	(48)	(435)	(211)
Fixed charges, as below	53,376	65,745	64,379	66,137	68,134	62,658
Total earnings, as defined	$141,501	$171,850	$157,336	$128,909	96,626	81,939

Fixed charges, as defined:
Interest charges	$52,704	$64,720	$62,962	$61,269	64,813	60,031
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	-	-	-	3,216	1,915	857
Rental interest factor	672	1,025	1,417	1,652	1,406	1,770
Total fixed charges	$53,376	$65,745	$64,379	66,137	68,134	62,658

Preferred dividends requirements	-	-	-	-	-	-

Total combined fixed charges	$53,376	$65,745	$64,379	$66,137	68,134	62,658

Ratio of earnings to combined fixed
charges and preferred dividends	2.65x	2.61x	2.44x	1.95x	1.42x	1.31x